11017847

SEC Mail Processing Section
FEB 28 2011
Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) **AND ENDING** 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Advisers of America, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1930 Palomar Point Way, Suite 104
(No. and Street)

Carlsbad, CA 92008
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous (949) 300-8220
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN ESKELSON & COMPANY
(Name - if individual, state last, first, middle name)

23974 Aliso Creek Rd., Suite 395, Laguna Niguel, CA 92677
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ken Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Advisers of America, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California, County of San Diego
Subscribed and sworn to (or affirm) before me
on this 23rd day of February, 2011,
by, Ken Johnston
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature

Chief Executive Officer
Title

R. Eidarous
Notary Public

R. EIDAROUS
Commission # 1768081
Notary Public - California
Orange County
My Comm. Expires Sep 22, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Advisers of America, LLC

FINANCIAL STATEMENTS

For the year ended December 31, 2010

With

INDEPENDENT AUDITORS' REPORT THEREON

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Financial Advisers of America, LLC

We have audited the accompanying statement of financial condition of Financial Advisers of America, LLC as of December 31, 2010, and the related statements of operations, changes in Member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Financial Advisers of America, LLC at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
February 24, 2011

ASSETS

Current assets:		
Cash	$	314,961
Certificate of deposit		52,615
Clearing broker deposit		75,000
Receivable from clearing broker		205,827
Commissions receivable		287,638
Other receivable		12,809
Prepaid and other expenses		67,294
Total current assets		1,016,144
Property and equipment, net (Notes 2 and 4)		29,116
Total assets	$	1,045,260

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Commissions payable	$	243,218
Accrued expenses		22,317
Total current liabilities		265,535
Deferred rent		59,085
Commitments (Note 5)		-
Members' Equity		720,640
Total Members' equity		720,640
Total liabilities and members' equity	$	1,045,260

Financial Advisers of America, LLC
Statement of Operations
For the year ended December 31, 2010

Revenues:		
Commission income	$	9,027,173
Investment and advisory fees		1,032,711
Other income		834,463
Interest and dividends		2,119
Total revenues		10,896,466
Operating expenses:		
Commission expense		8,820,383
Compensation expense		617,913
Legal and professional		233,674
Information technology		201,856
Rents		154,861
Insurance		134,649
Licenses and fees		533,094
Office expense		110,185
Conference and seminar		98,836
Travel and related		58,894
Utilities		20,034
Other expenses		18,470
Depreciation		13,589
Total operating expenses		11,016,438
Loss before provision for income taxes		(119,972)
Provision for income taxes (Note 2)		-
Net loss	$	(119,972)

See independent auditors' report and accompanying notes to financial statements

Financial Advisers of America, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2010

Members' equity, December 31, 2009	$	740,612
Members' contributions		100,000
Net loss		(119,972)
Members' equity, December 31, 2010	$	720,640

See independent auditors' report and accompanying notes to financial statements

Financial Advisers of America, LLC
Statement of Cash Flows
For the year ended December 31, 2010

Cash flows from operating activities		
Net loss	$	(119,972)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		13,589
Decrease (increase) in assets		
Clearing broker deposits		956
Receivable from clearing organization		(68,267)
Commissions receivable		(234,592)
Other receivable		(12,810)
Prepaid and other expenses		2,273
(Decrease) increase in liabilities		
Commissions payable		162,512
Accrued expenses		(404)
Deferred rent		13,858
Net cash flows used by operating activities		(242,857)
Cash flows from investing activities		
Purchase of property and equipment		(13,436)
Net cash flows provided by investing activities		(13,436)
Cash flows from financing activities		
Members' contributions		100,000
Net cash flows provided by financing activities		100,000
Net increase (decrease) in cash		(156,293)
Cash at beginning of year		523,869
Cash at end of year	$	367,576

See independent auditors' report and accompanying notes to financial statements

1. ORGANIZATION

Financial Advisers of America, LLC (the "Company") was formed in the State of California on June 23, 2006 under the name of Independent Financial Advisors of America, LLC. Subsequently, on September 29, 2006 the Company's name was changed to Financial Advisors of America, LLC. It was changed again on May 24, 2007 to Financial Advisers of America, LLC. The Company is registered with the Securities and Exchange Commission as a broker dealer in securities. The application to NASD/FINRA was approved on March 5, 2007.

The Company has an agreement with clearing brokers to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (2) (ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (continued)

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the realizability of long-lived assets.

Clearing Agreement

All customer transactions are cleared on a fully disclosed basis through an independent broker dealer. The Company has an agreement with a clearing broker which requires a clearing deposit of $75,000.

Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Income Taxes:

The Company is an Partnership for income tax purposes and, accordingly, income or loss of the Company flows through to the individual stockholder. The Company is subject to California limited liability company fee based upon the gross revenues of the Company, which is included in other expense. The Company incurred a California limited liability company fee of $11,790 during the year ended December 31, 2010.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

The Company immediately adopted FASB Accounting Standards Codification No. 820 (SFAS 157), *Fair Value Measurements*. ASC 820 relates to financial assets and financial liabilities.

Determination of Fair Value

At December 31, 2010, the Company calculated the fair value of its assets and liabilities for disclosure purposes only.

Valuation Hierarchy

ASC 820 establishes a three-level valuation hierarchy for the use of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

Fair Value Measurements (continued)

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

Assets	Level 1	Level 2	Level 3	Total
Cash	$ -	$ 367,576	$ -	$ 367,576
Clearing broker deposit	-	75,000	-	75,000
Cclearing organization receivable	-	-	205,827	205,827
Commissions receivable	-	-	287,638	287,638
Other receivable	-	-	12,809	12,809
Prepaid expenses and deposits	-	-	67,294	67,294
Securities	-	-	-	-
Property and equipment	-	-	29,116	29,116
Liabilities				-
Commissions payable	-	-	243,218	243,218
Accrued expenses	-	-	22,317	22,317
Deferred rent	-	-	59,085	59,085
	$ -	$ 442,576	$ 927,304	$ 1,369,880

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 consisted of the following:

Furniture	$	21,650
Computer equipment		34,904
Less: accumulated depreciation		(27,437)
Property and equipment, net	$	29,116

5. COMMITMENTS

Operating Leases

The Company leases facilities in the County of San Diego under a long-term lease agreement expiring through 2016. The annual rental commitments for years ending December 31 are as follows:

Year		Amount
2011	$	118,023
2012		121,428
2013		125,079
2014		128,811
After 2014		232,464
	$	725,805

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At December 31, 2010, the Company had net capital of $542,059 that was $442,059 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2010 was 60%.

7. RETIREMENT PLAN

During 2009, the Company adopted a defined contribution 401(k) plan covering eligible employees of the Company. The Company did not make any contributions to the plan for the year ended December 31, 2010.

8. RISKS

As mentioned in Note 2, The Company's securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Company and is responsible for execution collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers send stock certificated directly to the clearing broker/dealer. Off-balance-sheet risks exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Company. The Company seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company maintains cash in bank deposit accounts, which at times may exceed federally insured limits

SUPPLEMENTAL INFORMATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission For the year ended December 31, 2010

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 720,640
Deductions:		
Non-allowable assets:		
Commissions receivable	$ 31,296	
Prepaid expenses	67,294	
Other receivables	12,809	
Property and equipment, net	29,116	140,515
Tentative net capital		580,125
Haircuts		
Certificate of deposit	$ 66	
Fidelity Bond	38,000	
		38,066
Net capital		$ 542,059
Aggregate indebtedness:		
Items included in statement of financial condition:		
Commissions payable		$ 243,218
Accrued expenses		22,317
Deferred rent		59,086
Total aggregate indebtedness		$ 324,620

Financial Advisers of America, L
Schedule I (Contin
Computation of Net Capital Under Rule 15c
of the Securities and Exchange Commiss
For the year ended December 31, 2(

Minimum net capital required	$	100,0(
Excess net capital	$	442,0:
Ratio of aggregate indebtness to net capital		6C
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report	$	561,70
Accrual of tax and license		(5,79
Increase in deferred rent		(3,85
Net capital per above	$	552,05'

Financial Advisers of America, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Financial Advisers of America, LLC
Schedule III
Informstion Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Schedule IV

Schedule of Changes in Liabilities Subordinated to Claims of Creditors as of December 31, 2010

Not Applicable

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Financial Advisers of America, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Financial Advisers of America, LLC (the Company) for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 24, 2011

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Financial Advisers of America, LLC

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Financial Advisers of America, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC], solely to assist you and the other specified parties in evaluating Financial Advisers of America, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Financial Advisers of America, LLC's management is responsible for the Financial Advisers of America, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
February 24, 2011

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329